UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR

SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

LASERCARD CORPORATION

(Name of Subject Company)

AMERICAN ALLIGATOR ACQUISITION CORP.

a wholly-owned subsidiary of

ASSA ABLOY INC.

a wholly-owned subsidiary of

ASSA ABLOY AB

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

William West

Senior Vice President and Chief Financial Officer

HID Global Corporation

c/o ASSA ABLOY Inc.

15370 Barranca Parkway

Irvine, CA 92618

Tel: (949) 732-2003

Fax: (949) 732-2120

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 78,638,883	$ 5,606.95

*	Estimated solely for the purpose of calculating the filing fee. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock, $0.01 par value per share, of LaserCard Corporation. at a purchase price of $6.25 per share, with 12,348,904 shares issued and outstanding, 661,681 shares issuable upon exercise of outstanding options (with a weighted average exercise price of $5.17, and 119,392 restricted stock units in each case as of December 14, 2010, as represented by LaserCard Corporation.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 5,606.95	Filing Party:	American Alligator Acquisition Corp., ASSA ABLOY Inc. and ASSA ABLOY AB

Form or Registration No.:	Schedule TO	Date Filed:	December 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (“SEC”) on December 22, 2010, as amended and supplemented by Amendment No. 1 filed with the SEC on January 6, 2011 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on January 19, 2011 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on January 20, 2011 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on January 21, 2011 (“Amendment No. 4”) and Amendment No. 5 filed with the SEC on January 24, 2011 (“Amendment No. 5”) by American Alligator Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of ASSA ABLOY Inc. (“ASSA US”), which is an Oregon corporation and wholly-owned subsidiary of ASSA ABLOY AB (“ASSA ABLOY”), a limited liability corporation organized under the laws of Sweden, to purchase all of the outstanding shares of common stock, $0.01 par value per share, of LaserCard Corporation, a Delaware corporation (“LaserCard”) (collectively the “Shares” and each share thereof a “Share”), at a purchase price of $6.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 6 is being filed on behalf of Purchaser, ASSA US and ASSA ABLOY.

All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On January 28, 2011, ASSA ABLOY and LaserCard issued a joint press release announcing the results of the Subsequent Offering Period and that Purchaser has extended the Subsequent Offering Period to expire at 5:00 p.m., New York City time, on February 2, 2011, unless extended. The Subsequent Offering Period had been previously scheduled to expire at 5:00 p.m., New York City time, on January 27, 2011. According to the depositary for the Offer, a total of 9,025,626 Shares (representing approximately 72.8% of the outstanding Shares), had been tendered prior to such time. During this extension of the Subsequent Offering Period, Shares of LaserCard will be accepted and promptly paid for as they are tendered for the same consideration, without interest, paid in the Offer.

Payment for Shares that are not tendered by such date may be delayed, as described below.

As a result of the Shares tendered to date, ASSA ABLOY has sufficient voting power to consummate the subsequent acquisition transaction to acquire all common stock not tendered in the Offer without any further action by, or the affirmative vote of, any other stockholders of LaserCard. The Subsequent Offering Period, however, enables holders who did not tender during the initial offering period to participate in the Offer and receive their purchase price of $6.25 per Share, net to the seller in cash without interest thereon, promptly after such Shares are tendered, rather than waiting until the completion of the subsequent acquisition transaction described in the Offer to Purchase.

If Purchaser owns at least 90% of the outstanding Shares of LaserCard common stock (inclusive of the Top-Up Option), Purchaser will complete its acquisition by means of a short-form merger under Delaware law promptly thereafter. If Purchaser does not obtain at least 90% of such Shares, ASSA ABLOY anticipates that the subsequent acquisition transaction to acquire the remaining shares would not close until March 2011 or later. In that scenario, holders that do not tender their Shares prior to next Wednesday’s deadline would not receive cash consideration from Purchaser pursuant to the terms of the acquisition transaction until March 2011 or later.

Regardless of whether a short-form merger or a subsequent acquisition transaction is undertaken, upon completion of the merger, LaserCard will become an indirect, wholly-owned subsidiary of ASSA ABLOY, and LaserCard common stock will cease to be traded on the Nasdaq Stock Market.

The full text of the January 28, 2011 press release is attached hereto as Exhibit (a)(5)(H).

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(H) Press Release, dated January 28, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2011

AMERICAN ALLIGATOR ACQUISITION CORP.

By:	/s/ Denis R. Hébert
	Name:	Denis R. Hébert
	Title:	President

Dated: January 28, 2011

ASSA ABLOY INC.

By:	/s/ Jeffrey A. Mereschuk
	Name:	Jeffrey A. Mereschuk
	Title:	Executive Vice President and CFO

Dated: January 28, 2011

ASSA ABLOY AB

By:	/s/ Denis R. Hébert
	Name:	Denis R. Hébert
	Title:	Executive Vice President

EXHIBIT INDEX

Exhibit Number	Document

(a)(5)(H)	Press release, dated January 28, 2011.